Exhibit 99.2

Management’s Discussion and Analysis

September 30, 2008

November 7, 2008

Management’s Discussion and Analysis

The following discussion is a review of the financial position of Claude Resources Inc. (“Claude” or the “Company”) as at September 30, 2008 compared to December 31, 2007, and the results of operations for the three months and nine months ended September 30, 2008 compared with the corresponding periods of 2007.  This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis is current to October 31, 2008 (except as otherwise noted).  The Board of Directors reviewed and approved the disclosure presented herein through the Audit Committee.  This discussion should be read in conjunction with the Company’s 2007 annual Management’s Discussion and Analysis and 2007 annual audited consolidated financial statements and notes to those statements.

Exploration

Claude continued its strategy of resource growth with aggressive exploration at the Madsen property during the third quarter.  The Madsen mine, having produced in excess of 2.4 million ounces over its 40 year history, was the third largest gold producer in the Red Lake camp.  The property comprises over 4,000 hectares and includes a fully functional, 500 tonne per day gold mill, 1,200 meter deep shaft and permitted tailings facility.

Madsen Project

During the third quarter, drilling with two surface rigs focused on the definition and expansion of the high grade discovery at the Fork zone target as well as initial drill testing of the Russett Shoots and Hasaga Shoots target areas.

Dewatering and rehabilitation of the Madsen shaft continued with underground drilling of the high-grade 8 Zone scheduled to begin late in the fourth quarter. In preparation for the advancement of underground exploration and a revised resource estimate, compilation and verification of historic mine data continued throughout the third quarter. Drillhole data capture continued with the present database incorporating in excess of 12,000 historic boreholes. SRK Consulting Ltd. (“SRK”) has initiated a NI 43-101 compliant resource estimate and supporting technical report that is anticipated in the first quarter of 2009.  SRK has also completed a structural study of the Madsen property. The study will help guide exploration both within the Madsen ‘tuff’ trend and in the footwall environment.

The Fork zone target area is located 1,300 meters southwest of the Madsen headframe and 500 meters along strike of the McVeigh ‘Tuff’ underground infrastructure.  It is host to both replacement style and high grade, vein-hosted mineralization associated with the hanging wall contact of the mafic-ultramafic trend.  Drilling during the third quarter continued to focus on infilling to 30 to 40 meter spacing within the central high grade shoot (see Media Release dated April 16, 2008: Claude Resources Reports Drill Results of 17.32 g/t Au over 10.33 meters) as well as testing the northern and southern strike and up-dip extensions.  Current drilling shows continuity of several visible gold-bearing vein systems over a strike length in excess of 400 meters.  The Company is actively testing the Fork zone target with one drill rig.

The Russett Shoots target is located along the footwall contact of the main ultramafic unit, directly beneath Russett Lake.  It relates to the dip continuity of the historic “Russett Iron Formation zones”.  Placer Dome tested this area returning highly anomalous gold and arsenic in basalt over a 100 meter interval in widely spaced regional drilling.  Initial drill testing by Claude included the completion of six drill holes testing a strike length of 600 meters on 150 meter centers.  Final assay results have been received and identified several distinct intervals of anomalous gold values associated with biotite-silica-carbonate altered basalt.  No further drilling is planned on the target.

The Hasaga mine, located on the adjoining Barrick Gold controlled Hasaga property, operated from 1938 through 1952 producing 218,000 ounces of gold at a grade of 4.5 grams per tonne.  Gold mineralization at the Hasaga mine is hosted in a network of quartz-calcite-tourmaline veins within sericitized, Hasaga Porphyry. Historic documentation shows the plunge continuity of the mineralization to cross the property boundary between 700 and 1,100 meters below surface.  Initial drill testing by Claude included the completion of two drill holes testing the target at 700 and 1,000 meters below surface.  Final assay results have been received and returned anomalous gold values associated with sericite altered and quartz veined Hasaga Porphyry.   Results are being compiled and reviewed in the context of historic drilling.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 2

Dewatering and rehabilitation of the 5 compartment 1,200 meter headframe-hoist-shaft continued during the third quarter.  Final testing of the shaft and hoist has been completed and allows for full access beyond shaft confines to the underground levels for the purpose of exploration.  At the end of September, the water level was drawn down to approximately 38 feet above the 1200 level.  Initiation of the directionally-assisted, underground drill program is planned for late in the fourth quarter and will focus initially on testing the plunge and strike continuity of the 8 Zone lens. The 8 Zone was mined between the 2300 and 2700 levels from its discovery in 1969 until the mine’s closure in 1976.  Underground mapping and historic documentation shows the development of a series of high-grade quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. The system remains open in all directions and shows strong similarities to high grade mineralization presently being mined at Goldcorp’s Red Lake Complex.

Seabee Property

Claude expects to submit, by the end of 2008, an Environmental Impact Study in preparation for commercial mining of the Santoy 8 and 8E deposits in 2009.  The Santoy 8 Powerline Project, which will tie this property to the provincial power grid, continued during the third quarter.  Phase One of the project, the erection of the powerline poles, is more than 90% complete.  Phase Two, consisting of the powerline installation, is planned for the first quarter of 2009.  The final phase involves the installation of the main transformer and is expected to be completed during the second half of 2009.

At the Porky West deposit, a decline was driven down to access the 75-11 sill and a cut and fill lift is planned on the 65-11 sill during the initial phase of the expanded 50,000 tonne bulk sampling program.  For the third quarter, 420 tonnes at a grade of 4.38 grams per tonnes were processed from Porky West.  Drilling indicates higher grades with depth at this deposit.  The Company plans to extract and process an additional 4,000 tonnes from Porky West during the fourth quarter of 2008.  This bulk sampling program will be temporarily suspended until next spring due to freeze up.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays.   Samples are analyzed by a 30 gram fire assay with a combination of atomic absorption, gravimetric and or screen metallic finish at an independent ISO approved facility. Intercepts are reported as drilled widths and range from 65 to 90% of true width.

All exploration programs are carried out under the direction of Qualified Person Brian Skanderbeg, P.Geo., Vice President Exploration for Claude Resources.

Operations

Gold

For the quarter ended September 30, 2008, the Seabee operation milled 57,799 tonnes at a grade of 6.77 grams per tonne with recoveries of 95.0%.  Sales volume was 12,303 ounces of gold; produced ounces were 11,962 ounces of gold.  For the nine months ending September 30, 2008, Claude milled 166,894 tonnes at a grade of 6.23 grams per tonne with recoveries of 95.4%.  Sales volume was 31,873 ounces of gold; produced ounces were 31,915 ounces of gold.

The continued production increase over the first half of 2008 was due largely to the Company’s ability to address equipment availability issues as well as the extraction of higher grade ore from Santoy 7 and higher grade blocks at the Seabee mine.  Production output was consistent with Management guidance.  The Seabee mine is focused on developing and producing from its higher grade 9311 and 9714 stope blocks in the coming quarters.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 3

Seabee Q3 Operating Results

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Tonnes milled(1)	57,799	65,695	166,894	162,143
Grade processed Au (g/t)	6.77	7.46	6.23	6.45
Recovery (%)	95.0%	95.8%	95.4%	95.6%
Sales volume Au (ounces) (2)	12,303	11,437	31,873	26,037
Production volume Au (ounces) (1)	11,962	15,091	31,915	32,157
Mine operating costs ($ millions)	9.3	6.8	23.8	16.7
Cash operating costs per ounce sold (CDN $)	757	591	747	640

(1) Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(2) Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.

Total mine operating costs increased to $23.8 million from $16.7 million last year.  Costs of supplies have out-paced wage pressure over the last three years and continue to be the norm for the Canadian mining industry.

Health, Safety, Environment and Community

The Company is pleased to report that its employees have operated without a lost time injury during the quarter.  Claude intends to continue its focus on strengthening its operational teams and systems in order to bring about continued improvements to our health, safety and environmental programs.

Oil & Natural Gas

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta and Saskatchewan.

The Company has various non-operating working interests in oil, ngls and natural gas in Alberta. These Alberta properties provide 91% of the total production for oil and ngls and 100% of the production of natural gas. The Nipisi Unit is a unitized oil field with 166 producing wells operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 52 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.

During the second quarter, the Company completed a transaction whereby in return for one-third of its working interest in the Alberta oil and natural gas assets, the Company eliminated the 70% production royalty on the remaining two thirds interest.  Management undertook this transaction to ensure the assets are more readily marketable.  During the third quarter the Company announced its plans to divest of its oil and natural gas assets (see Media Release dated July 14, 2008:  Claude Resources Inc. - Puts Oil & Natural Gas Assets on the Market).

In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 4

Financial Results

Highlights
	Three Months Ended Sept 30, 2008	Three Months Ended Sept 30, 2007	Nine Months Ended Sept 30, 2008	Nine Months Ended Sept 30, 2007
Revenue ($ millions)	10.9	8.2	28.9	18.9
Loss from continuing operations ($ millions)	(2.7)	(1.6)	(4.2)	(4.9)
Earnings (loss) from discontinued operations ($ millions)	1.0	(0.2)	2.1	(0.3)
Net loss ($ millions)	(1.7)	(1.8)	(2.1)	(5.2)
Net loss per share ($)	(0.02)	(0.02)	(0.02)	(0.06)
Average realized gold price (CDN $/ounce / US $/ounce)	888/853	720/689	907/890	726/657
Total cash operating costs (CDN $/ounce / US $/ounce)	757/727	591/566	747/733	640/579
Working capital ($ millions)	13.2	7.5	13.2	7.5

For the three months ended September 30, 2008, the Company recorded a net loss of $1.7 million, or $0.02 per share.  This compares to a net loss of $1.8 million, or $0.02 per share, for the comparable period in 2007.

For the nine months ended September 30, 2008, the Company recorded a net loss of $2.1 million, or $0.02 per share, after a $2.2 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares.  This compares to a net loss of $5.2 million, or $0.06 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2007.

Revenue

Total revenue generated for the third quarter was $10.9 million, a 33% increase over the $8.2 million reported for the same period in 2007.  This increase was due to higher gold sales volume (Q3 2008 - 12,303 ounces; Q3 2007 - 11,437 ounces) and much improved Canadian dollar gold price realized:  Q3 2008 - $888 (US $853); Q3 2007 - $720 (US $689).

Total revenue for the first nine months of 2008 increased 53% to $28.9 million from $18.9 million reported in the first nine months of 2007.  The improvement was a result of higher gold sales volume (2008 - 31,873 ounces; 2007 - 26,037 ounces) combined with a 25% improvement in Canadian dollar gold prices realized:  2008 - $907 (US $890); 2007 - $726 (US $657).

Expenditures

For the three months ended September 30, 2008, total mine operating costs increased 37% to $9.3 million from $6.8 million for the same period last year. These operating costs, divided by improved gold sales volume, resulted in a 28% increase in Canadian dollar cash operating cost per ounce:  Q3 2008 - CDN $757 (US $727); Q3 2007 - CDN $591 (US $566).

For the first nine months of 2008 the Company reported mine operating costs of $23.8 million, a 43% increase from the $16.7 million recorded in 2007. Operating costs have been under pressure for the past several quarters, largely due to rising labour and material costs.  Total cash cost per ounce increased by 17% to CDN $747 (US $733) per ounce this year to date from CDN $640 (US $579) per ounce in 2007.  This result was due to the higher operating costs divided by higher gold sales volume and a stronger Canadian versus US dollar.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 5

Total Cash Costs(1) per Gold Ounce Sold

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2008	2007	2008	2007
Cash operating costs (CDN$ millions)	$9.3	$6.8	$23.8	$16.7
Divided by ounces sold	12,300	11,400	31,900	26,000
Total cash costs per ounce (CDN$)	$757	$591	$747	$640

CDN$ Exchange Rate	1.0418	1.0448	1.0186	1.1049
Total cash costs per ounce (US$)	$727	$566	$733	$579

(1) For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures” on page 10.

Depreciation, Depletion and Accretion

During the third quarter of 2008, depreciation, depletion and accretion of the Company’s gold assets increased by 68% to $3.2 million from $1.9 million reported for the comparable period in 2007.  For the nine months ended September 30, 2008, depreciation, depletion and accretion was $8.5 million, a 42% increase over the $6.0 million reported in 2007.  These results were due to a higher asset base as well as more tonnes being mined during the period.

Other Income (Expense)

For the three months and nine months ended September 30, 2008, general and administrative costs, interest and other and stock compensation costs were relatively unchanged period over period.  The gain on sale of assets represents the gain realized on the sale of certain of the Company’s available-for-sale securities.

Income Taxes

The income tax recovery of $2.2 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2007 and the subsequent renouncement of those expenditures in 2008.  A similar benefit of $1.7 million was recorded in 2007.

Liquidity & Financial Resources

At September 30, 2008, the Company had working capital of $13.2 million (December 31, 2007 - $11.9 million).  The improvement was largely due to proceeds received from the debenture financing offset by inventory draw downs and capital investments.  Included in working capital at September 30, 2008 are the demand loans of $4.5 million (December 31, 2007 - $6.0 million).  These are demand loans and the entire amount has been classified as a current liability for accounting purposes.

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  To fund the preceding requirements and the continued exploration and dewatering costs expected at the Madsen property, the Company completed a debenture offering for gross proceeds of $18.1 million during the second quarter.  The Company believes operating cash flows will not be sufficient to fund the continued exploration at Madsen or the 2009 winter ice road resupply at the Seabee properties.  As a result, the Company intends to divest of some of its oil and natural gas assets, the proceeds of which should decrease the need for additional short-term capital.

Investing

Mineral property expenditures during the first nine months of 2008 were $20.3 million, a $3.6 million decrease from the same period in 2007. Year to date, expenditures were comprised of the following: Seabee mine development of $7.0 million (2007 - $8.3 million); exploration costs, focusing primarily on the Madsen exploration project, of $8.5 million (2007 - $9.0 million); and property, plant and equipment expenditures of $4.8 million (2007 - $6.6 million). Property, plant and equipment expenditures include mining equipment, camp infrastructure, tailings management facility expansion and Madsen dewatering charges.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 6

Financing

During the first nine months, the Company closed a debenture offering for gross proceeds of $18.1 million.  The debenture features a 12%, five year term with monthly interest only payments.  Debenture holders are entitled to warrants in the amount of 10% of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The debenture also features certain redemption and retraction provisions.  The debenture is secured by a general security agreement covering all the Company’s assets.  The general security interest, excluding the Company’s oil and natural gas assets, is subordinated to all bank debt.

Financing activities during the first three quarters of 2008 included the issuance of 114,633 common shares pursuant to the Company’s Employee Share Purchase Plan.

The $0.4 million increase in production royalties and $0.8 million decrease in deferred revenue was a result of the accrual of interest expense and amortization of certain fees relating to the Red Mile royalty transactions.

During the third quarter and year to date, the Company repaid $0.5 million and $1.5 million of its demand loans outstanding, respectively.  The proceeds and repayments on capital lease obligations relate primarily to production equipment.

Discontinued Operations and Assets Held For Sale

During the third quarter the Company announced its plans to divest of its oil and natural gas assets (See Media Release dated July 14, 2008:  Claude Resources Inc. - Puts Oil & Natural Gas Assets on the Market).  As required by CICA Handbook Section 3475:  Disposal of Long-Lived Assets and Discontinued Operations - the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the unaudited consolidated balance sheets and the related results of operations have been presented as discontinued operations in the unaudited consolidated statements of loss and cash flows for all periods presented.  Refer to Note 4 to these unaudited consolidated financial statements for detailed information relating to the discontinued operations.

Provided below is Management’s discussion and analysis as it relates to its oil and natural gas operations:

Despite the transfer of one-third of the Company’s working interest in its Alberta oil and natural gas assets, gross oil, ngls and natural gas revenue for the quarter ended September 30, 2008 increased 19% to $2.5 million from $2.1 million reported for the same period in 2007. This result was largely attributable to an increase in petroleum and natural gas prices realized offset by normal production declines.

Total gross oil and natural gas revenue for the first nine months of 2008 was $7.1 million, an 8% increase from the $6.6 million reported for the same period in 2007.  This result was attributable to increases in average prices realized for both petroleum and natural gas offset by normal natural gas production declines.

Oil and ngls sales volume for the first nine months of 2008 was 44,000 barrels, 2% higher than the 43,300 barrels sold during the same period in 2007.  The increase was a result of production increases during the summer months, primarily at Nipisi and Zama, partially offset by the one-third reduction of the Company’s working interest in its Alberta oil and ngls assets.  During the nine months ended September 30, 2008, the average realized price per barrel of oil and ngls in Canadian dollars was $93.79 (US $92.08), an increase of 38% over the September 30, 2007 year-to-date average realized price of $68.04 (US $61.59).

Natural gas sales volume, also impacted by the Company’s transfer of one-third its working interests in its Alberta oil and natural gas assets, decreased to 353 MMCF for the first nine months of 2008 from 394 MMCF during the similar period in 2007. The average realized price in Canadian dollars increased to CDN $7.62 (US $7.48) from CDN $6.78 (US $6.14) during the first six months of 2007.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 7

Oil, ngls and natural gas operating costs increased 35% period over period.  This was largely the result of expenditures incurred on the Nipisi properties.  Oil, ngls and natural gas operating costs increased 6% to $1.8 million in 2008 from $1.7 million for the same period in 2007.

Oil and natural gas capital expenditures of $0.8 million during 2008 were slightly higher than the $0.5 million recorded in the comparable period in 2007.  This was the result of increased spending at the Nipisi Unit.

Changes in Accounting Policies

Refer to Note 2 to these unaudited consolidated financial statements for information pertaining to accounting changes effective January 1, 2008.

Recent Accounting Pronouncements

On February 1, 2008 the CICA issued Handbook section 3064, Goodwill and Intangible assets.  This Section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Company is currently reviewing this new standard in order to determine its impact.

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outlook

The Company’s 2008 production forecast remain relatively unchanged with gold production from the Seabee area operations targeted to remain between 48,000 and 52,000 ounces.  Mine operating costs are expected to increase to between $32 and $33 million.  Capital investment is expected to decrease over full year 2007 levels, largely offsetting forecast operating cost increases.  Notwithstanding the oil and natural gas transaction, and potential sale, discussed within this Management’s Discussion & Analysis, oil and natural gas revenues are still expected to remain at 2007 levels or decline only slightly - a result of much improved petroleum and natural gas pricing during the first three quarters of this year.  Operating costs and capital expenditures should decline as a result of the decreased working interest.

Key Sensitivities

Earnings from Claude’s gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 8

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share.

Oil & Natural Gas

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share).  For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.4 million ($0.00 per share).  For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $55,000, or $0.00 per share.

Balance Sheet

The Company’s total assets were $215.6 million at September 30, 2008, compared to $199.4 million at year-end 2007.  The $16.2 million increase is comprised largely of the following:  a $0.9 million increase in Assets held for sale - attributable to increased amounts due pursuant to the recent oil and natural gas transactions; a $4.3 million increase in Inventories and stockpiled ore - largely a result of the winter ice road resupply; a $1.6 million increase in Shrinkage stope platform costs largely attributable to higher costs accrued; an $11.9 million increase in Mineral properties largely comprised of development and property, plant and equipment costs at the Seabee mine as well as exploration and mine dewatering costs at the Madsen property; and, offsetting these, a $2.6 million decrease in Cash and cash equivalents.

Total liabilities were $130.7 million at September 30, 2008, compared to $111.3 million at December 31, 2007.  The $19.4 million increase was comprised largely of the following:  a $2.4 million increase in Bank indebtedness; an increase of $1.8 million in Accounts payable and accrued liabilities, partially due to additional activity at the Madsen property; a $16.5 million increase in Long-term debt, representing net debenture proceeds; and, offsetting these, a $1.5 million decrease in Demand loans.

Shareholders’ equity decreased by $3.2 million to $84.9 million at the end of the third quarter 2008, from $88.1 million at December 31, 2007. This result is largely attributable to the following:  a decrease in Share capital of $2.1 million, due primarily to the estimated income tax benefit arising from the issuance of flow through shares in 2007 and the subsequent renouncement of those expenditures in 2008; a $2.1 million decrease in Retained earnings, a result of the net loss for the period; and, offsetting these, a $0.9 million increase in Contributed surplus which was primarily due to the fair market valuation of the 1.8 million warrants which formed part of the debenture offering.

Outstanding Share Data

At October 31, 2008, there were 97,112,030 million common shares outstanding. In addition, there were 3.8 million director, employee and consultant stock options and 1.8 million warrants outstanding; stock options outstanding have exercise prices of $0.53 to $2.10 per share while the warrants outstanding have an exercise price of $1.60 per share.

Contractual Obligations

At September 30, 2008, other than the debenture financing described in Note 7 to these unaudited consolidated financial statements, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2007.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 9

Selected Quarterly Financial Data

The following table provides summary financial data for the Company’s last eight quarters:

Quarterly Information

	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Unaudited ($ millions)	2008	2008	2008	2007	2007	2007	2007	2006

Gold sales	10.9	9.9	8.1	11.0	8.2	5.0	5.7	7.5
Earnings (loss) from continuing operations	(2.7)	(1.9)	0.4	(1.8)	(1.6)	(3.4)	-	(0.2)
Earnings (loss) from discontinued operations	1.0	1.1	-	-	(0.2)	-	-	(0.2)
Net earnings (loss)	(1.7)	(0.8)	0.4	(1.8)	(1.8)	(3.4)	-	(0.4)
Net earnings (loss) per share(1)	(0.02)	(0.01)	0.00	(0.02)	(0.02)	(0.04)	(0.00)	(0.01)
Average realized gold price (CDN$)	888	915	922	776	720	695	765	706
Average realized gold price (US$)	853	906	918	790	689	633	653	620
Ounces sold(2)	12,300	10,800	8,800	14,200	11,400	7,100	7,500	10,700
Tonnes milled(3)	57,800	58,000	51,100	65,500	65,700	49,400	47,000	66,900
Ounces produced(3)	12,000	11,500	8,400	12,200	15,100	9,800	7,300	10,900
Grade processed (g/t)	6.77	6.45	5.37	6.08	7.46	6.38	5.13	5.44
Cash cost per ounce(4) (CDN$/oz)	757	750	729	610	591	732	631	533

CDN$/US$ Exchange	1.0418	1.0100	1.0042	0.9818	1.0448	1.0984	1.1714	1.1393

(1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2) Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.
(3) Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(4) For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures” on page 10.

The financial results for the last eight quarters reflect the following general trends:

•	improving gold sales over the period, notwithstanding Q1 2008;
•	improvement in average realized gold prices partially offset by the strengthening Canadian dollars notwithstanding Q3 2008;
•	relatively constant gold production notwithstanding the poor first half of 2007 and Q1 2008;
•	improving grade processed; and
•	increasing cash cost per ounce - a result of increased mine operating costs.

Critical Accounting Estimates

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007, available at www.sedar.com.

Risks and Uncertainties

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

Claude Resources Inc.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 10

Disclosure Controls And Procedures

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As of September 30, 2008, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No significant changes were made in our internal controls over financial reporting during the period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-Gaap Performance Measures

The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold Institute.  Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

Caution Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” that are based on Claude Resources Inc.’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.

A discussion of these and other factors that may affect Claude Resources Inc.’s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect Claude Resources Inc.’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

Additional Information

Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian (www.sedar.com) and US (www.sec.gov) securities regulatory authorities websites.  Certain documents are also available on the Company’s website at www.claudresources.com.

Claude Resources Inc.